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Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as
amended

Subject Company: AdvancePCS
Subject Company Commission File No.: 000-21447

On September 18, 2003, Caremark Rx, Inc. distributed the following memorandum to its employees. The contents of this memorandum are presented below:

CAREMARK RX, INC.
MEMORANDUM
TO:	All Caremark Employees
FROM:	Mac Crawford
DATE:	September 18, 2003
RE:	Caremark/AdvancePCS Update

        It has now been two weeks since the announcement of our combination with Advance PCS and I want to give you an update.

        First, we have made our initial filing with the Federal Trade Commission who will review the transaction from an anti-trust perspective. This will take some time as we go through the process.

        Second and most importantly, we are starting the process of planning for the integration of the two companies. I am pleased to announce that Brad Karro will lead this process for us. He will be working with Gail Marcus of Advance PCS and they will put together the integration team that will guide this process. It is important that we do this correctly but it is also important that we do nothing to disrupt our customers or our business as the planning and integration takes place. We must keep providing great service and value as we move through the integration.

        You have always stepped up to every challenge, issue and opportunity and I thank you for that. We now have a tremendous opportunity with this combination and I know that we can count on each other again.

        I will periodically update you on our progress. Until the next update, stay focused and call me if you have any questions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

        Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

        Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT